Exhibit J

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF APRIL 4, 2019

The information included in this document supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2017, on Form 18-K filed with the Commission on September 28, 2018, and amended on October 25, 2018. To the extent the information in this Exhibit J is inconsistent with the information contained in such annual report, as amended, the information in this Exhibit J replaces such information. Initially capitalized terms used in this Exhibit J have the respective meanings assigned to those terms in such annual report.

THE REPUBLIC OF PANAMA

Overview

Panama is located on the narrowest point of the Central American isthmus, which connects the continents of North America and South America. It has a coastline of approximately 1,868 miles on the Caribbean Sea and Pacific Ocean, and is bordered on the east by Colombia and on the west by Costa Rica. Panama has a national territory of approximately 29,157 square miles situated within its coastline and 345 miles of land borders, and includes numerous coastal islands. The Panama Canal, which connects the Atlantic and Pacific Oceans, bisects the country running northwest to southeast.

As of July 1, 2018, Panama had an estimated population of 4.2 million and a population density of 56.1 people per square kilometer. The Panama Province, the Republic’s largest province, is estimated to have comprised 52.6% of Panama’s total population, and the Colón Province, located at the northern terminus of the Panama Canal, is estimated to have comprised 7.0% of the total population, at that date.

On May 4, 2014, Juan Carlos Varela was elected President of the Republic of Panama for a five-year term and took office on July 1, 2014. Eyda Varela de Chinchilla serves as Panama’s Minister of Economy and Finance. The next elections are scheduled for May 5, 2019. Once elected, the new government will take office in July of 2019.

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2014 through 2018:

	2014	2015	2016(P)	2017(E)	2018(E)
Economic Data:
GDP (millions, nominal dollars)	$49,921	$54,092	$57,958	$62,284	$65,055
GDP (millions, constant dollars)(2)	$34,404	$36,376	$38,183	$40,215	$41,693
GDP (% change, constant dollars)(2)	5.1%	5.7%	5.0%	5.3%	3.7%
Service Sector (% change, constant dollars)(2)(3)	3.6%	4.4%	4.7%	5.1%	4.3%
Other (% change, constant dollars)(2)(4)	9.1%	8.8%	5.8%	5.9%	2.4%
GDP Per Capita (constant dollars)(2)	$8,792	$9,150	$9,458	$9,813	$10,025
Population (millions)	3.91	3.98	4.04	4.10	4.16
CPI – Period Average (% change)	2.6%	0.2%	0.7%	0.9%	0.8%
Unemployment	4.8%	5.1%	5.5%	6.1%	6.0%
Public Finance:
Total Consolidated Non-Financial Public Sector Revenues (millions)	$10,225	$10,701	$11,647	$12,442	$12,816
Total Consolidated Non-Financial Public Sector Expenditures (millions)(5)	$11,788	$11,909	$12,700	$13,602	$14,155
Overall Surplus (Deficit) (millions)	$(1,563)	$(1,208)	$(1,053)	$(1,160)	$(1,339)
As % of Current GDP	(3.1)%	(2.2)%	(1.8)%	(1.9)%	(2.0)%
Central Government Surplus (Deficit) (millions)	$(1,945)	$(2,010)	$(2,203)	$(1,942)	$(1,859)
As % of Current GDP	(3.9)%	(3.7)%	(3.8)%	(3.1)%	(2.8)%
Public Debt (at December 31):
Internal Debt (millions)	$3,879	$4,573	$4,700	$4,984	$5,112
External Debt (millions)	$14,352	$15,648	$16,902	$18,390	$20,575
Public Debt (as % of Current GDP)
Internal Debt	7.8%	8.5%	8.1%	8.0%	7.9%
External Debt	28.7%	28.9%	29.2%	29.5%	31.6%
Total Public Debt (millions)	$18,231	$20,222	$21,602	$23,374	$25,687
Trade Data:
Exports (f.o.b.) Goods(6)(7) (millions)	$14,972	$12,784	$11,687	$12,474	$13,356
Imports (c.i.f.) Goods(6)(7) (millions)	$(25,795)	$(22,487)	$(20,699)	$(22,298)	$(23,969)
Goods Trade Balance(7) (millions)	$(10,823)	$(9,721)	$(9,012)	$(9,824)	$(10,613)
Current Account Surplus(7) (Deficit) (millions)	$(6,679)	$(4,274)	$(4,634)	$(4,941)	$(5,067)
Overall Balance of Payments Surplus (Deficit)(7) (millions)	$397	$(984)	$1,327	$(1,296)	$(455)
Total Official Reserves (at December 31) (millions)	$3,509	$3,045	$3,540	$2,339	$1,771
(R)	Revised figures.
(E)	Estimated Figures
(P)	Preliminary figures.
(1)	All monetary amounts in millions of U.S. dollars at current prices, unless otherwise noted.
(2)	Constant GDP figures are based on 2007 constant dollars in chained volume measure.
(3)	Including real estate, public administration, commerce, restaurants and hotels, financial services, the CFZ, the Panama Canal, transportation and communications, public utilities and other services.
(4)	Including mining, manufacturing, agriculture and construction.
(5)	Including interest payments.
(6)	Including the CFZ.
(7)	Figures have been calculated pursuant to the fifth edition of the IMF Balance of Payments Manual.

Sources: Directorate of Analysis and Economic Policies, Office of the Comptroller General, Banco Nacional de Panamá (“BNP”) and Ministry of Economy and Finance.

POLITICAL DEVELOPMENTS

On October 12, 2018, the Cabinet Council approved an increase of U.S.$312.5 million to the 2018 budget.

On October 28, 2018, Saúl Méndez won the primary for the presidential candidacy of the Partido Frente Amplio por la Democracia (FAD). In addition, José Isabel Blandón, current mayor of the city of Panamá, won primary for the presidential candidacy of the Panameñista Party.

On November 1, 2018, President Varela appointed Jorge González as Minister of the Presidency, Michelle Muschett as the Minister of Social Development and Jonattan Del Rosario as Minister of Security.

On November 21, 2018, President Varela appointed Zulphy Santamaria as Minister and Alfonso Rosas as Vice Minister of the Ministry of Labor and Workforce Development. Ricardo Pinzon was appointed as Minister and Moises Sanchez as Vice Minister of the Ministry of Education and Martin Sucre as Minister and Maxwell de Obaldia as Vice Minister of the Ministry of Housing and Territorial Planning.

On December 2, 2018, the President of the People´s Republic of China, Xi Jinping, arrived in Panama, marking the first visit by a Chinese President to the country. The main goal of this visit was to reinforce commercial ties between the two countries.

On December 5, 2018, President Juan Carlos Varela appointed Julio García Valarini as general director of the Social Security Fund.

On December 26, 2018, Jose Domingo Arias announced his resignation from the presidential candidacy by the Partido Alianza for the 2019 general elections.

On December 26, 2018, the Minister of Commerce and Industries, Augusto Arosemena, presented to President Juan Carlos Varela his resignation and Nestor Gonzalez was announced as his replacement.

On January 10, 2019, Panama reaffirmed its condemnation of what it considers the rupture of the constitutional order and the rule of law in Venezuela, after Nicolas Maduro assumed power for a second presidential term.

On January 11, 2019, Ana Matilde Gomez, Marco Ameglio and Ricardo Lombana announced their candidacy as independent candidates for the presidency.

On January 15, 2019, President Varela appointed Alberto Aleman Arias as Vice Minister of Foreign Trade to replace Nestor Gonzalez, who currently holds the position of Minister of Commerce and Industries.

On February 12, 2019, the National Assembly approved the appointments of Leo Angel Gonzalez Mosquera and Cecilia del Carmen Sucre Eleta, as director and deputy director of the National Customs Authority, respectively.

On February 12, 2019, the Cabinet Council approved the draft resolution for the appointment of the current Vice President of the Republic and Chancellor, Isabel de Saint Malo; the ambassador of Panama in Washington, Emanuel Gonzalez Revilla and the current Minister of the Presidency, Jorge Gonzalez as new members of the Board of Directors of the Panama Canal Authority.

On February 15, 2019, the Board of Directors of the Panama Canal Authority, designated Ricaurte Vasquez, as the administrator for a seven year term and Ilya Espino de Marotta as the deputy administrator of the Panama Canal.

On March 11, 2019, the National Assembly ratified Olmedo Arrocha and Abel Augusto Zamorano as magistrates of the Supreme Court of Justice.

RECENT GOVERNMENT ACTIONS

On November 1, 2018, President Varela approved a law that creates the Permanent Multisector Council for the Implementation of the National Commitment to Education, which will address issues of public education policy in the medium and long term.

On December 4, 2018, President Juan Carlos Varela delivered the order to proceed with Consorcio Panamá Cuarto Puente for the design and construction of a fourth bridge over the Panama Canal. The consortium consists of the companies China China Communications Construction Company Ltd and China Harbor Engineering Company Ltd.

On December 5, 2018, the National Assembly approved the general budget for 2019, which contemplates budget expenditures of U.S.$23,669.2 million.

On December 13, 2018, President Juan Carlos Varela announced an agreement with the indigenous authorities of the Guna group for the construction of the electric interconnection between Panama and Colombia.

On December 26, 2018, the National Assembly approved Law 68 which created the fiscal council, which adds a chapter to the fiscal responsibility law.

On December 26, 2018, the National Assembly approved Law 69, which establishes the method to calculate the income derived from the assignment or use of intangible assets that are subject to a tax exemption or preferential treatment.

On December 27, 2018, the Cabinet Council approved the capitalization of Bahia Las Minas, an electric generation company alongside CELSIA, a subsidiary of Grupo Argos, a Colombian corporation.

On January 31, 2019, the National Assembly approved Law 70, which criminalizes tax evasion in cases where the amount defrauded in a fiscal period of one year equals or exceeds U.S.$300,000.

On February 12, 2019, the Cabinet Council authorized Empresa de Transmisión Eléctrica S.A. (ETESA) to issue up to U.S.$750 million in global bonds.

On February 12, 2019, the Cabinet Council authorized the Caja de Seguros Social to invest in local and international bonds.

On February 13, 2019, the National Assembly approved Law 76 of the tax procedure code aimed at simplifying the tax code.

As of March 2019, the second line of the Panama Metro was reported as being 97% completed.

THE PANAMANIAN ECONOMY

Economic Performance in 2018

In 2018, Panama’s preliminary GDP growth was 3.7%, compared to 5.3% in 2017. Inflation, as measured by the average CPI with base year 2013, was 0.8% in 2018, compared to 0.9% in 2017. The unemployment rate decreased from 6.1% in 2017 to 6.0% in 2018.

The transportation, storage and communications sector grew by 7.3% in 2018 compared to 2017, representing 13.6% of GDP in 2018. Growth was primarily due to increased operations in the Panama Canal as well as in ports and the telecommunications sector. Mining activities increased by 3.1% in 2018 compared to 2017, representing 1.8% of GDP in 2018. Growth in mining activities was primarily due to an increase in the demand for raw materials for the construction industry.

The construction sector grew by 3.2% in 2018 compared to 2017, representing 16.7% of GDP. Growth in the construction sector was primarily due to the execution of public and private projects. Decreased growth in the construction sector was due to a major construction strike that took place during the second quarter. The financial intermediation sector grew by 4.2% in 2018 compared to 2017, representing 7.4% of GDP. Growth in the financial intermediation sector was attributable mainly to banking activity.

The manufacturing sector grew by 0.7% in 2018 compared to 2017, representing 5.1% of GDP in 2018. Growth in the manufacturing sector was primarily due to an increase in the production of meat and meat products. The agricultural sector grew by 1.8% in 2018 compared to 2017, representing 1.9% of GDP in 2018. Growth in the agricultural sector was primarily due to an increase in the production of rice and sugar cane. The fisheries sector decreased by 3.2% in 2018 compared to 2017, representing 0.4% of GDP in 2018. The decrease in the fisheries sector was primarily due to a decrease in the export of shrimp and frozen and fresh fish. The commerce, hotels and restaurants sector grew by 2.7% in 2018 compared to 2017, representing 20.2% of GDP in 2017. Growth in the commerce, hotels and restaurants sector was primarily due to an increase in sales of fuels, food, tobacco and beverages.

The Central Government’s current savings in 2018 registered a surplus of U.S.$1,846.7 million (2.8% of nominal GDP) compared to a surplus of U.S.$1,839.9 million in 2017 (3.0% of nominal GDP). The Government’s overall deficit decreased to U.S.$1,859.2 million in 2018 (2.8% of nominal GDP) from U.S.$1,942.2 million in 2017 (3.1% of nominal GDP). In 2018, Panama’s non-financial public sector balance registered a deficit of U.S.$1,339.3 million (2.0% of nominal GDP), an increase from a deficit of U.S.$1,160.2 million (1.9% of nominal GDP) in 2017.

The Government has entered into various turnkey and deferred payment contracts with multiyear completion and payment schedules for the development of certain infrastructure projects, such as highways, hospitals, national security infrastructure and a convention center. Under Panamanian law, the contracts must receive priority over other capital expenditures in the preparation of the budget. According to Panamanian law, the amount of the Government’s total commitments under these contracts must be included in the Republic’s budget for the year in which each payment is due and they are not categorized as debt instruments. As of February 2019, the total estimated amount of payments scheduled under outstanding turnkey and deferred payment contracts from 2019 to 2020 is approximately U.S.$0.83 billion.

The following table sets forth Panama’s principal price indicators for each of the years 2014 through 2018:

TABLE NO. 2

Inflation

(percentage change from previous period) (1)

	2014	2015	2016	2017	2018
Annual Percentage Change:
Consumer Price Index	2.6%	0.2%	0.7%	0.9%	0.8%
Wholesale Price Index:	(1.6)	(5.7)	(0.8)	—	—
Imports	(4.7)	(12.0)	(2.4)	—	—
Industrial products	0.8	(0.4)	(0.1)	—	—
Agricultural products	6.6	6.1	2.8	—	—
(1)	The CPI inflation base year is 2013.

Source: Office of the Comptroller General.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2014 to 2018:

TABLE NO. 3

Gross Domestic Product

	2014	2015	2016 (P)	2017 (E)	2018 (E)
Gross Domestic Product in chained volume measure (millions of dollars)(1)	$34,404.0	$36,376.3	$38,182.9	$40,214.7	$41,693.4
% Change over Previous Year	5.1%	5.7%	5.0%	5.3%	3.7%
Gross Domestic Product in nominal prices (millions of dollars)	$49,921.5	$54,091.7	$57,957.6	$62,283.8	$65,055.1
% Change over Previous Year	9.5%	8.4%	7.1%	7.5%	4.4%
(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.

Source: Office of the Comptroller General.

TABLE NO. 4

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2014	2015	2016 (P)	2017 (E)	2018 (E)
Primary Activities:
Agriculture	$747.4	$753.8	$780.8	$784.3	$798.6
Fisheries	186.2	181.2	161.5	163.8	158.5
Mining	559.2	614.9	664.7	716.3	738.6
Total	$1,492.8	$1,549.9	$1,607.0	$1,664.3	$1,695.7
Industrial Activities:
Manufacturing	$1,992.3	$2,060.8	$2,083.3	$2,131.4	$2,146.2
Construction	5,061.5	5,762.8	6,228.5	6,743.5	6,960.4
Total	$7,053.8	$7,823.6	$8,311.8	$8,874.9	$9,106.6
Services:
Public utilities	$1,274.5	$1,406.0	$1,548.9	$1,616.6	$1,658.0
Commerce, restaurants and hotels	7,418.1	7,657.9	7,952.9	8,209.5	8,428.8
Transportation, storage and communications	4,608.6	4,733.3	4,824.4	5,284.4	5,668.0
Financial intermediation	2,436.6	2,621.0	2,815.4	2,957.9	3,081.1
Real estate	4,829.9	5,034.3	5,211.9	5,350.9	5,498.2
Public administration	1,033.1	1,093.2	1,239.1	1,395.4	1,500.8
Other services	2,765.5	2,892.9	3,040.1	3,169.3	3,364.3
Total	$24,366.3	$25,438.6	$26,632.8	$27,984.0	$29,199.2
Plus Import Taxes(2)	1,535.3	1,596.4	1,692.7	1,757.7	1,793.6
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure(3)	$34,404.0	$36,376.3	$38,182.9	$40,214.7	$41,693.4
(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars and include the Central Government, CSS and consolidated agencies. Figures do not include the Panama Canal Authority (“PCA”) or Colón Free Zone (“CFZ”).
(2)	Including value-added tax.
(3)

The discrepancy between each total and the sum of the components of each total is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

TABLE NO. 5

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product (percentage change)(1)

	2014	2015	2016 (P)	2017 (E)	2018 (E)
Primary Activities:
Agriculture	(0.8)%	0.8%	3.6%	0.4%	1.8%
Fisheries	14.8%	(2.7)%	(10.9)%	1.5%	(3.2)%
Mining	8.9%	10.0%	8.1%	7.7%	3.1%
Total	4.4%	3.8%	3.7%	3.6%	1.9%
Industrial Activities:
Manufacturing	3.5%	3.4%	1.1%	2.3%	0.7%
Construction	13.9%	13.9%	8.1%	8.3%	3.2%
Total	10.7%	10.9%	6.2%	6.8%	2.6%
Services:(2)
Public utilities	11.5%	10.3%	10.2%	4.4%	2.6%
Commerce, restaurants and hotels	1.1%	3.2%	3.9%	3.2%	2.7%
Transportation, storage and communications	1.9%	2.7%	1.9%	9.5%	7.3%
Financial intermediation	4.0%	7.6%	7.4%	5.1%	4.2%
Real estate	6.2%	4.2%	3.5%	2.7%	2.8%
Public administration	7.3%	5.8%	13.4%	12.6%	7.6%
Other services	3.6%	4.6%	5.1%	4.2%	6.2%
Total	3.6%	4.4%	4.7%	5.1%	4.3%
Plus Import Taxes(3)	6.5%	4.0%	6.0%	3.8%	2.0%
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure	5.1%	5.7%	5.0%	5.3%	3.7%
(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Panama Canal and CFZ figures are not based on 2007 constant dollars and are therefore not included in this table.
(3)	Including value-added tax.

Source: Office of the Comptroller General

TABLE NO. 6

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2014	2015	2016 (P)	2017 (E)	2018 (E)
Primary Activities:
Agriculture	2.2%	2.1%	2.0%	2.0%	1.9%
Fisheries	0.5%	0.5%	0.4%	0.4%	0.4%
Mining	1.6%	1.7%	1.7%	1.8%	1.8%
Total	4.3%	4.3%	4.1%	4.1%	4.1%
Industrial Activities:
Manufacturing	5.8%	5.7%	5.5%	5.3%	5.1%
Construction	14.7%	15.8%	16.3%	16.8%	16.7%
Total	20.5%	21.5%	21.8%	22.1%	21.8%
Services (2)
Public utilities	3.7%	3.9%	4.1%	4.0%	4.0%
Commerce, restaurants and hotels	21.6%	21.1%	20.8%	20.4%	20.2%
Transportation, storage and communications	13.4%	13.0%	12.6%	13.1%	13.6%
Financial intermediation	7.1%	7.2%	7.4%	7.4%	7.4%
Real estate	14.0%	13.8%	13.6%	13.3%	13.2%
Public administration	3.0%	3.0%	3.2%	3.5%	3.6%
Other services	8.0%	8.0%	8.0%	7.9%	8.1%
Total	70.8%	69.9%	69.8%	69.6%	70.0%
Plus Import Taxes(3)	4.5%	4.4%	4.4%	4.4%	4.3%
Less Imputed Banking Services	—%	—%	—%	—%	—%
Gross Domestic Product in chained volume measure(4)	100.0%	100.0%	100.0%	100.0%	100.0%
(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.
(3)	Panama Canal and CFZ figures are not based on 2007 constant dollars, thus are not included in this table.
(4)

The discrepancy between the total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

STRUCTURE OF THE PANAMANIAN ECONOMY

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector, which accounted for an average of 70.0% of GDP in chained volume measure from 2014 to 2018. Services include real estate; transportation, storage and communications; commerce, restaurants and hotels; financial intermediation; public administration; the Panama Canal; the CFZ; and public utilities. While the commerce sector, real estate sector and transportation sector represent significant percentages of real GDP (estimated to be 20.2%, 13.2% and 13.6%, respectively, of real GDP in 2018), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Commerce . Commerce — which includes wholesale and retail activities as well as restaurants and hotels — is the largest component of the service sector and represented an estimated 20.2% of real GDP in 2018, 20.4% of real GDP in 2017, 20.8% of real GDP in 2016, 21.1% of GDP in 2015, and 21.6% of GDP in 2014. In 2018, commerce activities rose 2.7% compared to 2017, in part as a result of increased sales of fuel, food, tobacco and beverages. In 2018, the restaurants and hotels sector decreased 3.8% primarily due to reduced consumption.

Real Estate. The second largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented an estimated 13.2% of GDP in chained volume measure in 2018, 13.3% of GDP in chained volume measure in 2017, 13.6% of GDP in 2016, 13.8% of GDP in 2015, and 14.0% of GDP in 2014.

Transportation and Communications. The transportation and communications sector, which includes ports, airports, rails and telecommunications and is the third largest component of the service sector, has been an important component of the Panamanian economy in recent years. It represented an estimated 13.6% of real GDP in chained volume measure in 2018, 13.1% of real GDP in chained volume measure in 2017, 12.6% of real GDP in 2016, 13.0% of GDP in 2015, and 13.4% in 2014.

Financial Services. The financial services sector represented an estimated 7.4% of GDP in chained volume measure in 2018, 7.4% of GDP in 2017, 7.4% of GDP in 2016, 7.2% of GDP in 2015, and 7.1% of GDP in 2014. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of December 2018, consisted of two state-owned banks (BNP and Caja de Ahorros) and 84 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of December 31, 2018, banking sector assets and deposits totaled approximately U.S.$121.5 billion and U.S.$83.5 billion, respectively. See “Financial System”.

Colón Free Zone. The CFZ has become the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 2017, approximately 2,197 companies use the CFZ service facilities for a variety of trading activities. Total imports to the CFZ were U.S.$9.9 billion in 2018, an increase of 7.0% compared to 2017. Total re-exports in 2017 were U.S.$10.4 billion, the same as in 2016. CFZ value added (implied by the value of re-exports minus the value of imports) increased to an estimated U.S.$1.3 billion in 2018, compared to U.S.$1.1 billion in 2017. See “The Colón Free Zone”.

Panama Canal. In the PCA’s 2018 fiscal year, canal transits increased to 13,795 transits from 13,548 transits in 2017, while cargo tonnage increased to 255.1 million long tons from 241.0 million long tons in 2017. According to the PCA, toll revenues for fiscal year 2018 reached U.S.$2,485.0 million, an increase of 11.0% compared to U.S.$2,238.0 million in fiscal year 2017, representing 3.4% of Panama’s estimated GDP for 2018 measured in nominal dollars.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 21.8% of GDP in chained volume measure in 2018, 22.1% of GDP in chained volume measure in 2017, 21.8% of GDP in 2016, 21.5% of GDP in 2015, and 20.5% of GDP in 2014.

Manufacturing represented an estimated 5.1% of GDP in chained volume measure in 2018, 5.3% of GDP in chained volume measure in 2017, 5.5% of GDP in 2016, 5.7% of GDP in 2015, and 5.8% of GDP in 2014. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market. Traditionally, manufacturing industries have been protected by high tariffs and fiscal incentives. In connection with Panama’s accession to the WTO and conclusion of other trade agreements, such protections have decreased significantly. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.” Manufacturing facilities are primarily located in the Panama City and Colón areas, although agricultural processing facilities tend to be located closer to raw materials.

Construction activity increased by 13.9% in 2014 and represented 14.7% of GDP. This was due to the execution of public and private infrastructure projects. Construction activity increased by 13.9% in 2015 and represented 15.8% of GDP. This was due to the continuing execution of public and private infrastructure projects. Construction activity increased by 8.1% in 2016 and represented 16.3% of GDP. This was due to the continuing execution of both public and private infrastructure projects. Construction activity increased by 8.3% in 2017 and represented an estimated 16.8% of GDP. This was due to the execution of public and private infrastructure projects and both residential and non-residential projects. Construction activity increased by 3.2% in 2018 and represented an estimated 16.7% of GDP. This slowdown in the growth rate was primarily due to a construction strike that took place during the second quarter of 2018.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 4.1% of real GDP in 2018, 4.1% of real GDP in 2017, 4.1% of GDP in 2016, 4.3% of GDP in 2015, and 4.3% of GDP in 2014. Agriculture and fisheries activities employ a significant percentage of the Panamanian employed workforce, 14.2% in 2018. Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. In 2018, the value of agricultural production (which includes fisheries production) is estimated to have increased by 1.0%, after having increased by 0.6% in 2017.

The Panamanian agriculture and fisheries sector has been protected by significant tariff and non-tariff barriers. Agricultural products are controlled principally by the Ministry of Agriculture and the Agricultural Marketing Institute. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.”

THE PANAMA CANAL

General

Following Panama’s declaration of independence from Colombia, Panama ratified the Hay/Bunau-Varilla Treaty with the United States on December 2, 1903. Under the terms of the treaty, Panama ceded to the United States the Canal Zone, a ten-mile wide strip of Panama’s territory, to build, operate, maintain and protect an interoceanic canal across the isthmus, in return for annual payments. The Panama Canal measures 51 miles from the Atlantic to the Pacific side. The former Canal Zone encompassed a land area of 94,385 hectares (364 square miles) and a water surface of 45,594 hectares (176 square miles) and included military bases, ports, airports, schools, hospitals and housing units.

The Panama Canal plays a significant role in the Panamanian economy. In PCA’s 2018 fiscal year ending on September 30, 2018, Panama Canal transits increased to 13,795 from 13,548 in fiscal year 2017, while cargo tonnage in fiscal year 2018 increased to 255.1 million long tons from 241.0 million long tons in fiscal year 2017. According to the PCA, toll revenues for fiscal year 2018 reached U.S.$2,485.0, an increase of 11.0% compared to U.S.$2,238.0 million in fiscal year 2017.

On average, from the PCA’s fiscal year 2013 to the fiscal year 2017, transits through the Panama Canal increased by 0.3% and cargo tonnage increased by 4.2%. Factors such as the development of alternative land routes and the increasing size of vessels transiting the Panama Canal have contributed to the decrease in the number of vessels required to transport cargo between 2014 and 2018. However, on average, from fiscal year 2014 to fiscal year 2018, toll revenues have increased by 6.3% per annum, primarily due to an increase in toll rates. In fiscal year 2018, the PCA had a surplus of approximately U.S.$1,353.4 million, an increase of 12.9% compared to U.S.$1,198.6 million in 2017.

As of September 30, 2018, the Canal’s total work force (which includes temporary and permanent employees) was 9,816. Of the 2018 total work force, 7,412 were permanent workers and 2,404 were temporary workers. See “Employment and Labor—Salaries and Wages”.

The following table sets forth the Panama Canal’s statistical and financial information for fiscal years 2014 through 2018 (each ended on September 30):

TABLE NO. 8

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of U.S. dollars)	Long Tons of Cargo (millions)
2014	13,481	$1,909.3	$227.5
2015	13,874	$1,994.0	$229.1
2016	13,114	$1,933.0	$204.7
2017	13,548	$2,238.0	$241.0
2018	13,795	$2,485.0	$255.1

Source: Panama Canal Authority.

The Panama Canal Expansion Project

According to the PCA, as of September 30, 2018, approximately 2,400 neopanamax vessels had transited the new locks of Cocolí, on the Pacific side of the canal, and Agua Clara, on the Atlantic side of the canal. Approximately 49% were container ships, 25% carriers of liquefied petroleum gas and 12% liquefied natural gas vessels. The remaining 14% were cruise ships, tankers, vehicle transport vessels, chemical tankers and bulk ships.

In July 2009, the construction of the third set of locks was awarded to the Grupo Unidos por el Canal (“GUPCSA”) consortium, composed of Sacyr Vallehermoso, S.A. (“Sacyr”), Impregilo S.p.A., Jan de Nul n.v., and Constructora Urbana, S.A., for a total base price of approximately U.S.$3.1 billion. Pursuant to the contract for construction of the third set of locks, disputes may be submitted to a Dispute Adjudication Board (“DAB”), whose determinations may be challenged under the International Chamber of Commerce (“ICC”) Rules of Arbitration.

In 2014, during construction of the third set of locks, work was suspended for almost two months because of a contractual dispute involving U.S.$1.6 billion in cost overruns and a DAB resolution that extended the construction period by 176 days. The agreement establishing a framework for resolving the dispute did not change the total cost of the project, and construction resumed. On March 17, 2015, the PCA submitted a request for ICC arbitration to challenge a DAB resolution, issued in December 2014, that had awarded the contractor a 176-day extension to complete the project and compensation of U.S.$233.2 million plus interest; the contractor filed a request for ICC arbitration to challenge the same DAB resolution, which had not awarded its claim for a 265-day extension and compensation of U.S.$463.9 million. In the ICC arbitration proceeding, GUPCSA claimed a total of U.S.$577.1 million, while the PCA petitioned for a return of the U.S.$233.2 million plus interest that the PCA had paid pursuant to the DAB decision of December 2014. On December 12, 2018 the ICC ruled that GUPCSA had to pay PCA the initial advances which total U.S.$547.9 million as well as the additional advances, which total U.S.$299.7 million. As of March 3, 2019, U.S.$547.9 million had already been repaid by GUPCSA.

As of September 30, 2018, GUPCSA had filed 119 claims of which 41 have been resolved. The total amount of the claims for the third set of locks was U.S.$5,852 million and the PCA had paid U.S.$378 million.

The Panama Canal Authority

On August 22, 2018, the Assembly approved the PCA’s budget for its fiscal year ending on September 30, 2019. This budget assumes an increase of 7.6% in transit revenues and an increase of 6.6%

in total operating income and projects that dividends to the Central Government at the end of the year will increase by 3.6% from U.S.$1,178 million budgeted for the 2018 fiscal year to U.S.$1,220 million budgeted for the 2019 fiscal year.

For the 2018 fiscal year, the PCA paid to the Central Government U.S.$1,703.0 million of dividends, an increase of 3.2% compared to U.S.$1,650.0 million of dividends that the PCA paid to the Central Government for the 2017 fiscal year.

The PCA administers the “Bridge over the Panama Canal in the Atlantic Sector Project,” which was authorized by Law 28 of July 17, 2006 and consists of the design and construction of a concrete vehicular bridge and access roads, with a total length of approximately 4,605 meters and four lanes, in the province of Colón. The project contemplates a connection from the western on-ramp of the new bridge with an existing road commonly known as “Costa Abajo de Colon” and includes a bridge over the Chagres river, downstream of the Gatún landfill. As of March 31, 2017, the PCA had awarded U.S.$410.2 million in contracts for the project, including a U.S.$379.7 million contract with Puente Atlántico, S.A. for construction of the bridge over the Panama Canal. As of January 2019, the construction of the third bridge over the Panama Canal was approximately 90% complete.

THE COLÓN FREE ZONE

The CFZ has a significant impact on the Panamanian economy. From 2013 through 2017, it contributed an average of 7.1 % of GDP. The value of goods passing through the CFZ is considerable, particularly in relation to the Panamanian economy as a whole. In 2014, total imports to the CFZ were preliminarily recorded at U.S.$11.1 billion, down from U.S.$12.7 billion in 2013, while total re-exports were U.S.$13.0 billion, down from U.S.$15.0 billion in 2013. By contrast, Panama’s non-CFZ, non-petroleum merchandise exports were U.S.$815.9 million in 2014, while non-CFZ merchandise imports were preliminarily recorded at U.S.$12.8 billion in 2014. In 2015, total imports to the CFZ were estimated at U.S.$10.4 billion, a decrease from U.S.$11.1 billion in 2014, while total re-exports were U.S.$11.4 billion, a decrease from U.S.$13.0 billion in 2014. By contrast, Panama’s non-CFZ, non-petroleum merchandise exports were estimated at U.S.$694.4 million in 2015, while non-CFZ merchandise imports were estimated at U.S.$11.6 billion in 2015. In 2016, total imports to the CFZ were preliminarily estimated at U.S.$9.2 billion, a decrease from U.S.$10.4 billion in 2015, while total re-exports were preliminarily estimated at U.S.$10.4 billion, a decrease from U.S.$11.5 billion in 2015. By contrast, Panama’s non-CFZ, non-petroleum merchandise exports were preliminarily estimated at U.S.$635.5 million in 2016, while non-CFZ merchandise imports were preliminarily estimated at U.S.$11.3 billion in 2016. In 2017, total imports to the CFZ were preliminarily estimated at U.S.$9.2 billion, the same as in 2016, while total re-exports were preliminarily estimated at U.S.$10.4 billion, the same as in 2016. By contrast, Panama’s non-CFZ, non-petroleum merchandise exports were preliminarily estimated at U.S.$659.4 million in 2017, while non-CFZ merchandise imports were preliminarily estimated at U.S.$12.2 billion in 2017. In 2018, total imports to the CFZ were preliminarily estimated at U.S.$9.9 billion, an increase of 7.0% from 2017, while total re-exports were preliminarily estimated at U.S.$11.1 billion, an increase of 6.2% from 2017.

In 2014, the activities of the CFZ decreased by 12.4% compared to 2013, reflecting a contribution of 7.5% of GDP. In 2015, the activities of the CFZ decreased by 9.5% compared to 2014, reflecting a contribution of 7.0% of GDP. This decrease was primarily attributable to payment issues with Venezuelan importers due to Venezuelan foreign exchange controls and the application of increased tariffs to certain textiles, apparel and footwear by Colombian authorities. In 2016, the activities of the CFZ decreased by 10.1% compared to 2015, reflecting a contribution of 6.3% of GDP. The commercial area of the CFZ experienced declines in commercial activity due to economic and political conditions in the main CFZ trading countries. In 2017, the activities of the CFZ decreased by 0.04% compared to 2016, reflecting a contribution of 7.0% of GDP. The commercial area of the CFZ experienced declines in commercial activity due to economic and political conditions in the main CFZ trading countries. In 2018, the activities of the CFZ increased by 6.5% compared to 2017.

EMPLOYMENT AND LABOR

Labor Force

As of August 2018, Panama’s labor force was preliminarily estimated at 1.987 million people (an increase from 1.903 million people in 2017), which represented approximately 65.4% of the total working age population.

As of August 2018, the service segment employed 67.0% of the employed labor force, compared to 14.2% for the primary sector and 18.8% for the industrial or secondary sector.

As of August 2018, the unemployment rate was 6.0%, a 0.1% decrease compared to August 2017. Historically, Panama’s unemployment rate has been influenced by the service-oriented nature of the economy, which is not labor intensive. Previous administrations introduced programs aimed at reducing unemployment, including Government-sponsored job fairs, training programs for those entering the work force for the first time, and policies to stimulate foreign trade and investment and to enhance education.

Panamanian private sector workers have the legal right to join unions of their choice, subject to the unions’ registration with the Government. As of August 2018, approximately 36.5% of Panama’s private sector employees were unionized, with the construction industry union being the largest. Unions engage in collective bargaining, primarily involving the negotiation of wages. The law prohibits anti-union discrimination by employers and most workers enjoy the right to strike. Certain public service workers vital to public welfare and security (e.g., police, health, and PCA employees) are not entitled to strike. While there were significant strikes during the economic and political disruptions of the mid-to-late 1980s, the number of strikes in recent years has generally been limited.

The following table sets forth certain labor force and unemployment statistics for the five years ended August 2013 through August 2018:

TABLE NO. 9

Labor Force and Employment

	2014	2015	2016	2017	2018
Total Population(1)	3,913.3	3,975.4	4,037.0	4,098.1	4,158.8
Working-Age Population(1)	2,782.1	2,846.6	2,910.0	2,973.3	3,038.4
Labor Force
Employed(1)	1,695.4	1,733.9	1,770.7	1,785.8	1,868.6
Unemployed(1)	85.9	92.3	102.9	116.6	118.3
Total	1,781.3	1,826.1	1,873.6	1,902.5	1,986.9
	(annual percentage change)
Total Population	1.6%	1.6%	1.6%	1.5%	1.5%
Working-Age Population	2.3%	2.3%	2.2%	2.2%	2.2%
Labor Force
Employed	1.4%	2.3%	2.1%	0.9%	4.6%
Unemployed	20.2%	7.4%	11.5%	13.3%	1.5%
Total	2.1%	2.5%	2.6%	1.5%	4.4%
	(in percent)
Labor Force:
Participation Rate(2)	64.0%	64.2%	64.4%	64.0%	65.4%
Employment Rate(3)	95.2	94.9	94.5	94.0	94.0
Unemployment Rate	4.8	5.1	5.5	6.1	6.0
(1)	In thousands
(2)	Total labor force as percentage of working-age population.
(3)	Employed labor force as percentage of total labor force.

Source: Office of the Comptroller General.

Salaries and Wages

Panamanian labor law provides for a basic minimum wage (starting at U.S.$1.53 per hour as of January 1, 2018, depending upon the worker’s location and economic activity). Workers are also entitled to minimum benefits and working conditions including a cap on hours worked weekly (48 hours/week), specified holidays, vacations, retirement and severance benefits, and health and safety regulations. The Panamanian economy, however, has a substantial informal sector in which workers earn below the minimum wage and do not enjoy many of the benefits required by law. The informal economy, which is estimated to involve approximately one-third of the labor force, includes street vendors, operators and employees of unlicensed businesses and certain other self-employed persons. While overall GDP statistics include economic contributions of the informal sector, the Government has not found it feasible to quantify fully the GDP contribution of this sector.

Although workers in the Panama Canal have been within the jurisdiction of Panamanian laws since the abolition of the Canal Zone in 1979, numerous treaty provisions and legislative and administrative actions have permitted the former Canal Zone workers who continue to work in the Panama Canal to be subject to United States wage and labor laws and benefits. Private sector employees rendering services related to the Panama Canal must be paid a significantly higher minimum wage than is applicable in the rest of Panama. After December 31, 1999, Panama Canal Commission employees and civilian employees of the United States military were subject to special labor and social security regimes, depending on their nationality and the date of their original employment. By an amendment to the Constitution adopted in 1994, PCA employees did not have their wages or benefits diminished when the PCA assumed control of the Panama Canal on December 31, 1999.

In 2016, the average monthly wage in all sectors of the Panamanian economy (excluding private enterprise laborers) was U.S.$1,237.6, an increase of 11.0% compared to 2015. In 2015 and 2014, average monthly wages in all sectors of the Panamanian economy (excluding private enterprise laborers) increased by 7.0% and 5.6%, respectively. In 2013, average monthly wages in all sectors of the Panamanian economy (excluding private enterprise laborers) increased by 20.8%.

In 2016, the average monthly wage for Central Government employees was U.S.$1,143.8, an increase of 8.0% compared to 2015. In 2015 and 2014, the average monthly wage for Central Government employees increased by 9.3% and 8.6%, respectively. In 2013, the average monthly wage for Central Government employees increased by 5.8%.

In 2016, the average monthly wage for municipal public sector employees was U.S.$640.8, an increase of 12.6% compared to 2015. In 2015 and 2014, the average monthly wage for municipal public sector employees increased by 6.2% and 6.7%, respectively. In 2013, the average monthly wage for municipal public sector employees increased by 4.4%.

In 2016, the average banana plantation monthly wage was U.S.$520.7, a decrease of 1.9% compared to 2015. In 2015 and 2014, the average banana plantation monthly wage increased by 6.5% and 14.7%, respectively. In 2013, the average banana plantation monthly wage increased by 0.7%.

In 2016, the average public sector wage was U.S.$1,258.8, an increase of 11.2% compared to 2015. In 2015 and 2014, the average public sector wage increased by 7.0% and 5.5%, respectively. In 2013, the average public sector wage increased by 4.5%.

By law, the minimum wage is subject to review every two years. The minimum wage was reviewed in December 2013 and increased pursuant to Executive Decree 182 of December 30, 2013 by a percentage between 12.4% and 27.8% depending on the sector and other factors. Executive Decree No. 293 of December 22, 2015 increased the minimum wage by a percentage between 5.8% and 8.6%, to between U.S.$1.46 per hour and U.S.$4.18 per hour, depending on the area of the country, type of economic activity, type of profession and size of the employer company. Executive Decree No.75 of December 26, 2017, increased the minimum wage to its current levels by a percentage between 4.5% and 6.5%, to between U.S.$1.53 per hour and U.S.$4.45 per hour, depending on the area of the country, type of economic activity and type of profession and size of the employer company.

The following table sets forth a summary of average real monthly wages for the years ended in August 2013 through August 2016:

TABLE NO. 10

Average Real Monthly Wages

	2013	2014	2015	2016
Public Sector:
Central Government	$892.2	$969.1	$1,058.8	$1,143.8
Autonomous agencies	979.2	1,009.1	1,097.8	1,193.9
Social Security	1,077.9	1,102.0	1,108.3	1,332.4
Municipalities	502.5	536.1	569.2	640.8
Public Enterprises	1,609.7	1,645.5	1,750.6	2,013.6
All Public Sector	1,002.2	1,057.8	1,131.9	1,258.8
Private Enterprise(1)
Banana Plantations	434.3	498.4	530.6	520.7
All Employees(1)	$987.0	$1,042.1	$1,115.3	$1,237.6

	2013	2014	2015	2016
	(annual percentage change)
Public Sector:
Central Government	5.8%	8.6%	9.3%	8.0%
Autonomous Agencies	3.4	3.1	8.8	8.8
Social Security	7.9	2.2	0.6	20.2
Municipalities	4.4	6.7	6.2	12.6
Public Enterprises	1.5	2.2	6.4	15.0
All Public Sector	4.5	5.5	7.0	11.2
Private Enterprise(1)	—	—	—	—
Banana Plantations	0.7	14.7	6.5	(1.9)
All Employees(1)	20.8%	5.6%	7.0%	11.0%
(1)	As of 2013, average wages of private enterprise laborers not recorded.

Source: Office of the Comptroller General.

Social Security

Social security benefits covering private sector and public sector employees are provided by Caja de Seguro Social (“CSS”), with additional benefits for public sector employees provided through the Complementary Pension Fund for Civil Servants (“CPF”). The main sources of CSS revenue are contributions equal to 22.0% of wages (9.75% paid by employees and 12.25% by employers), Central Government transfers and investment income. In 2017, CSS’s revenues and expenditures amounted to 5.6% and 5.1% of nominal GDP, respectively.

Law No. 51 of 2005 reformed Panama’s social security system. Under Law No. 51 of 2005, effective 2013, employees must contribute to the social security system for 20 years before becoming eligible to receive benefits. Under Law No. 51 of 2005, the current retirement age for men is 62 and 57 for women. However, Law No. 51 of 2005 permits early or delayed retirement within a range of ages, and the specific age at which one retires determines a retiree’s level of benefits. Additionally, Law No. 51 of 2005 increased employer contributions to the social security system from 10.75% to 12.25% and employee contributions from 7.25% to 9.75%. Furthermore, Law No. 51 of 2005 reformed Panama’s social security system by gradually transitioning from a defined benefits system to personal savings accounts. All persons under 35 years of age who at the time the law became effective were covered by the social security system had the option of retaining the defined benefit system or electing to participate in the personal savings accounts.

The CSS provides benefits in the following areas: health, pensions and disability (“IVM”), workers’ compensation and program administration. Demographic trends, such as an aging population and increase in the number of pension beneficiaries, have contributed to a decline in the financial position of IVM.

To provide annual funds to the CSS’s IVM as mandated by Law No. 51 of 2005, Panama, represented by the Ministry of Economy and Finance, executed an Administration and Investment Trust (“IVM Trust”) in September 2008. Pursuant to Law No. 51 of 2005, Panama disbursed U.S.$75.0 million per year to the IVM Trust from 2007 to 2009; U.S.$100.0 million per year from 2010 to 2012; U.S.$140.0 million per year in 2013 and 2014; and is scheduled to continue to disburse U.S.$140.0 million per year until 2060. To cover IVM deficits, CSS requests transfers from the IVM Trust. In 2012, the IVM had a deficit of U.S.$5.9 million. In 2013, the IVM had a surplus of U.S.$154.3 million. In 2014, the IVM had a surplus of U.S.$30.3 million. In 2015, the IVM had a surplus of U.S.$70.6 million. In 2016, the IVM had a surplus of U.S.$40.6 million. In 2017, the IVM had a surplus of U.S.$1.8 million.

The CPF, created in 1975, facilitates payment of pensions to retired public sector employees, including those eligible to receive pensions under certain special laws that generally allow retirement before the CSS’s statutory retirement ages (as of December 31, 2015, 62 for men and 57 for women) with pensions of up to 100% of the most recently earned salary. Some of the special laws date back to the 1930s when the Government began granting benefits to particular categories of public sector employees. Once the statutory retirement age is reached and CSS pensions are received, the special laws provide additional pensions so as to maintain 100% of the most recently earned salary (up to certain maximums).

To finance the CPF’s pension payments, public sector employees contribute 2.0% of their salaries to the CPF and employers pay 0.3% of their employees’ wages to cover the CPF’s administrative costs. Law No. 8 of 1997 reformed the CPF and established the Public Employees Savings Pension Capitalization System (“SIACAP”), a defined contribution pension plan for most public sector employees. Only public sector employees who retired or were eligible for CPF pensions on or before December 31, 1999 continue to be CPF participants. Other public sector employees were immediately transferred to SIACAP. SIACAP participants have individual accounts funded initially with Government-issued bonds equal to CPF contributions previously made by the participant plus interest at 5.0% per annum since contribution. Subsequent contributions have been made by participants and the Government as a percentage of the participant’s wages. Because SIACAP is a defined contribution plan, the value of future retirement benefits will depend on the assets in an individual’s account, thus eliminating future unfunded pension liability for the CPF for SIACAP participants.

Because SIACAP participants no longer contribute to the CPF, the CPF has no revenues and will run annual deficits, although its annual deficits will decline as the number of participants falls.

Since its inception in July 2000 through December 31, 2018, SIACAP had received over U.S.$1.5 billion in contributions from its participants. As of December 31, 2018, SIACAP had 478,084 participants and carried a balance of U.S.$738.1 million in contributions from its participants. As of December 31, 2017, SIACAP had 470,091 participants and carried a balance of U.S.$712.9 million in contributions from its participants. As of December 31, 2016, SIACAP had 457,833 participants and carried a balance of U.S.$683.9 million in contributions from its participants. As of December 31, 2015, SIACAP had 442,741 participants and carried a balance of U.S.$661.4 million in contributions from its participants. As of December 31, 2014, SIACAP had 428,806 participants and carried a balance of U.S.$657.5 million, compared to 420,375 participants and a balance of U.S.$641.9 million as of December 31, 2013.

PUBLIC FINANCE

The Assembly approved Panama’s 2019 budget on October 13, 2018. The 2019 budget contemplates total expenditures of U.S.$23.7 billion, with budget estimates based on an anticipated nominal GDP of U.S.$70.1 billion (6.0% real growth from 2018) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$1,402.3 million (approximately 2.0% of preliminary nominal GDP) for 2019. Article 10 of the Social and Fiscal Responsibility Law, as amended by Law No. 38 of 2012 amended by Law No. 51 of 2018, establishes a ceiling for the fiscal deficit adjusted balance of the non-financial public sector of 2.0% of nominal GDP projected in the budget for the 2019 fiscal year. The 2019 budget allocates public recurrent and capital expenditures as follows: 43.8% to social services; 12.7% to financial services; 15.5% to general services; 12.1% to infrastructure development; 3.4% to development and promotion of production; 1.0% to environment and technology; and 11.6% to other services.

The table below sets forth the budgeted expenditures of the Central Government by function for the indicated budget years:

TABLE NO. 11

Budgeted Expenditures of the Central Government by Function(1)

(in millions of dollars)

Itemization	2015	2016	2017	2018	2019
Legislative	71.5	92.8	90.6	122.1	123.3
Judiciary	120.3	137.2	160.9	164.2	183.7
General Comptroller	85.0	90.5	88.3	93.2	108.3
Presidency	902.1	1,034.5	1,504.0	756.6	798.4
Government	337.3	322.5	294.4	288.6	311.3
Foreign Affairs	80.3	67.3	66.7	67.6	66.0
Education	1,876.8	2,075.2	2,150.9	2,317.7	2,465.3
Commerce and Industry	92.8	100.6	139.1	176.6	171.0
Public Works	960.3	851.9	836.2	1,544.9	1,702.3
Agriculture	217.3	203.6	205.0	207.4	249.9
Health	2,000.2	2,019.3	2,113.8	2,157.4	2,331.4
Labor	31.0	36.3	40.7	42.3	45.4
Housing	256.3	272.5	381.2	391.8	369.5
Economy and Finance	1,051.0	1,029.8	858.5	774.2	962.7
Social Development	278.7	286.6	291.7	294.4	309.2
Security	654.5	750.9	746.5	738.2	805.0
Public Ministry	121.1	158.6	149.2	167.1	183.4
Environment	—	58.6	68.9	69.4	69.6
Electoral Tribunal	61.7	63.4	78.1	143.6	144.0
Tax Administrative Court	3.0	3.0	3.0	3.1	3.2
Court of Accounts	3.4	3.6	3.8	3.8	3.8
Prosecutor of Accounts	3.0	3.1	3.1	3.2	3.3
Ombudsman	5.5	5.0	5.0	5.1	5.8
Other expenses	18.6	21.1	21.1	28.5	37.0
Total	$9,231.7	$9,687.9	$10,300.7	$10,561.0	$11,452.8

Source: Ministry of Economy and Finance.

(1)	Excluding transfers, subsidies and debt service.

In 2018, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$1,339.3 million (2.0% of nominal GDP), an increase of 15.4% compared to a deficit of approximately U.S.$1,160.2 million in 2017 (1.9% of nominal GDP), in part due to a 5.4% increase in current expenditures.

In 2018, the Central Government’s overall balance registered a deficit of approximately U.S.$1.86 billion (2.8% of nominal GDP), a decrease of 4.3% compared to a deficit of approximately U.S.$1.94 billion (3.1% of nominal GDP) in 2017, in part due to a 4.1% increase in current revenues. The Central Government’s overall balance registered deficit of approximately U.S.$2.2 billion (3.8% of nominal GDP) in 2016, a deficit of approximately U.S.$2.0 billion (3.7% of nominal GDP) in 2015, and a deficit of approximately U.S.$1.9 billion (3.9% of nominal GDP) in 2014.

Taxation

Preliminary figures indicate that approximately 66.7% of the Central Government’s current revenues in 2018 came from various forms of taxation. Central Government tax revenues in 2018 were U.S.$6.0 billion, an increase of 4.7% from U.S.$5.7 billion of tax revenues in 2017. Approximately 56.2% of 2018 tax revenues were from direct taxes, compared to 53.2% of tax revenues in 2017. Direct tax revenues in 2018 were U.S.$3.4 billion, a 10.5% increase from U.S.$3.1 billion in 2017, primarily due to a tax moratorium and increase in Caja de Seguro Social (Social Security Fund or CSS) collections.

Revenues and Expenditures

Period Ended December 31, 2018

The Central Government’s total revenues for 2018 were U.S.$9,020 million, an 3.9% increase compared to U.S.$8,679 million 2017. In 2018, capital expenditures were U.S.$3,725 million, a 2.4% decrease compared to U.S.$3,819 million in 2017. In 2018, current savings were U.S.$1,847 million, approximately 2.8% of preliminary 2018 GDP and a 0.4% increase compared to U.S.$1,840 million in 2017.

The table below sets forth the revenues and the expenditures of the Central Government for the periods indicated.

TABLE NO. 12

Fiscal Performance - Central Government

	Period Ended December 31, (in millions of dollars)
	2017 (P)	2018 (P)
Total Revenues	8,679	9,020
Adjusted Current Revenue	8,643	9,001
Tax Revenue	5,736	6,005
Non Tax Revenues	2,907	2,995
Capital Income	32	20
Donations	4	0
Total Expenditures	10,622	10,879
Current Expenditures	6,803	7,154
Current Savings	1,840	1,847
Capital Expenditures	3,819	3,725
Deficit	(1,942)	(1,859)
% of GDP	(3.1)%	(2.8)%
(R)	Revised figures.
(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

The non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of U.S.$12,816 million during 2018, a 3.0% increase compared to U.S.$12,442 million in 2017. The increase was mainly due to an increase in CSS collections. Current savings for the non-financial public sector amounted to U.S.$2,722 million in 2018, a 4.3% decrease compared to U.S.$2,845 million in 2017.

The following table sets forth the revenues, by purpose, and expenditures, by sector, of the consolidated non-financial public sector for the periods indicated.

TABLE NO. 13

Fiscal Performance - Consolidated Non-Financial Public Sector

	Period Ended December 31, (in millions of dollars)
	2017 (P)	2018 (P)
Total Revenues	12,442	12,816
Adjusted Current Revenue	12,316	12,729
Capital Income	55	40
Donations	4	0

	Period Ended December 31, (in millions of dollars)
	2017 (P)	2018 (P)
Total Expenditures	13,602	14,155
Current Expenditures	9,569	10,083
Current Savings	2,845	2,722
Capital Expenditures	4,033	4,072
Deficit	(1,160)	(1,339)
% of GDP	(1.9)%	(2.0)%
(R)	Revised figures.
(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

Year Ended December 31, 2018

The following tables set forth the revenues, by purpose, and expenditures, by sector, of the Central Government and the consolidated non-financial public sector for the years 2014 through 2018. Under the terms of the 1994 amendments to the Constitution, the Panama Canal Authority budget is not included in the budget of the Central Government.

TABLE NO. 14

Central Government Operations

(in millions of dollars)

	2014	2015	2016	2017 (P)	2018 (P)
Total Revenues	$7,097.9	$7,267.7	$7,731.3	$8,679.4	$9,020.2
Current Revenues	7,041.8	7,206.2	7,692.5	8,642.8	9,000.7
Tax Revenues	4,998.6	5,071.6	5,598.8	5,735.6	6,005.4
Direct	2,551.5	2,576.5	2,943.0	3,051.4	3,372.5
Indirect	2,447.1	2,495.1	2,655.8	2,684.2	2,632.9
Non Tax Revenues	2,043.2	2,134.6	2,093.7	2,907.2	2,995.4
Adjustments to Rent	—	—	—	—	—
Capital Gains	54.0	45.2	29.5	32.5	19.5
Donations	2.1	16.3	9.3	4.1	0.0
Total Expenditures	$9,042.5	$9,277.7	$9,934.2	$10,621.6	$10,879.5
Current Expenses	5, 684.1	5,993.3	6,188.5	6,802.9	7,154.1
Wages and Salaries	1,965.7	2,187.0	2,505.2	2,851.7	3,075.8
Goods and Services	700.5	542.7	606.6	636.1	695.6
Transfers	1,988.4	2,108.1	1,949.1	2,040.1	2,134.6
Interest	837.6	933.3	997.3	1,071.2	1,148.3
Others	191.9	222.2	130.2	203.7	99.8
Current Savings	$1,357.7	$1,212.9	$1,504.1	$1,839.9	$1,846.7
% of GDP	2.8%	2.3%	2.7%	3.0%	2.8%
Total Savings	1,413.8	1,274.4	1,542.9	1,876.5	1,866.2
% of GDP	2.9%	2.4%	2.7%	3.0%	2.9%
Capital Expenditures	$3,358.4	$3,284.4	$3,745.8	$3,818.7	$3,725.4
Primary Balance	$(1,107.0)	$(1,076.7)	$(1,205.6)	$(871.0)	$(711.0)
% of GDP	(2.2)%	(2.0)%	(2.1)%	(1.4)%	(1.1)%
Surplus or Deficit	(1,944.6)	(2,010.0)	(2,202.9)	(1,942.2)	(1,859.2)
% of GDP	(3.9)%	(3.7)%	(3.8)%	(3.1)%	(2.8)%
(R)	Revised figures.
(P)	Preliminary figures.

Note: Totals may differ due to rounding.

Source: Ministry of Economy and Finance.

TABLE NO. 15

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2014	2015	2016	2017 (P)	2018 (P)
Revenues:
General Government
Central Government	$6,920.5	$7,067.0	7,568.5	$8,518.9	$8,833.2
CSS	2,793.8	3,048.5	3,379.9	3,560.2	3,654.4
Consolidated agencies	188.6	200.4	195.6	236.7	241.8
Total	9,903.0	10,315.9	11,144.0	12,315.8	12,729.5
Public Enterprises Operations Surplus (Deficit)	118.6	123.0	67.7	(3.8)	25.7
Nonconsolidated Agencies Surplus and Others	123.3	197.9	403.2	102.2	49.8
Capital Revenues	77.7	47.8	51.3	54.8	40.2
Donations	2.1	16.3	9.3	4.1	0.0
Total	$10,224.7	$10,700.9	$11,647.3	$12,441.9	$12,815.8
Expenditures:
General Government
Central Government	4,353.4	4,378.1	4,569.7	4,978.6	5,279.8
CSS	2,545.9	2,727.8	2,973.9	3,252.3	3,371.1
Consolidated agencies	215.3	238.8	253.3	259.8	276.8
Total	$7,114.6	$7,344.7	$7,797.0	$8,490.6	$8,927.8
Capital Expenditures	3,830.4	3,623.9	3,898.7	4,032.9	4,072.4
Total	$10,945.0	$10,968.6	$11,695.7	$12,523.5	$13,000.2
Balance(2)	(720.3)	(267.7)	(48.4)	(81.6)	(184.4)
Debt Interest Paid	842.7	940.4	1,004.3	1,078.6	1,154.9
Total Consolidated Non-Financial Public Sector Expenditures	$11,787.7	$11,909.0	$12,700.1	$13,602.1	$14,155.2
Overall Surplus (Deficit)	$(1,563.1)	$(1,208.1)	$(1,052.7)	$(1,160.2)	$(1,339.3)
Percentage of GDP (nominal)	(3.1)%	(2.2)%	(1.8)%	(1.9)%	(2.0)%
(P)	Preliminary figures.
(R)	Revised figures.
(1)	Non-Financial Public Sector excludes PCA, BNP and Caja de Ahorros.
(2)	Excluding interest payments

Note: Totals may differ due to rounding.

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

International Reserves

Because Panama uses the U.S. dollar as legal tender and prints no domestic paper currency, Panama does not have foreign currency reserves in the conventional sense. In Panama, in contrast to many other countries, foreign currency reserves are not necessary for providing the private sector economy with foreign currency to pay for imports or for managing exchange rates for a domestic currency. Panama’s foreign currency reserves are generally considered to consist of BNP’s U.S. dollar-denominated foreign assets; Panama also maintains deposits denominated in euros and Japanese yen. As of December 31, 2017, BNP’s foreign assets were U.S.$2.3 billion, a decrease of 33.9% compared to U.S.$3.5 billion as of December 31, 2016.

The following table sets forth certain information regarding Panama’s international reserves at the dates indicated:

TABLE NO. 16

International Reserves

	December 31,
	2014	2015	2016	2017	2018
Foreign Exchange(1)	$3,491.3	$3,028.2	$3,480.7	$2,261.3	$1,695.0
Reserve Position in IMF	17.2	16.4	59.1	77.5	75.7
Total(2)	$3,508.5	$3,044.6	$3,539.8	$2,338.8	$1,770.7
(1)	Foreign assets of BNP in millions of dollars
(2)	In millions of dollars.

Source: IMF and BNP.

FINANCIAL SYSTEM

In 2018, the financial service sector represented an estimated 7.4% of GDP in chained volume measure. In 2017, 2016, 2015 and 2014 the financial service sector represented 7.4%, 7.4%, 7.2% and 7.1% of GDP in chained volume measure, respectively.

The Banking Sector

Banks in Panama are classified into four groups: (i) official banks, which are those owned by the Government and authorized to carry out banking business in the domestic market and abroad; (ii) general license banks, which can undertake domestic or international operations; (iii) international license banks, which do not undertake domestic operations but are authorized to direct, from their Panamanian offices, transactions that are negotiated, carried out or produce their results abroad; and (iv) foreign banks with representative offices, which may not book transactions in Panama. As of December 31, 2018, two official banks, 48 private sector general license banks, 24 international license banks and 12 representative offices constituted the banking sector. Of the 48 private sector general license banks, 16 were incorporated in Panama and the rest abroad.

At December 31, 2018, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$.17.1 billion in assets. Banco Nacional de Panamá (“BNP”) with U.S.$9.2 billion in assets at December 31, 2018 was the second largest bank based in Panama. Two of the other largest banks, based on assets, are Banistmo, S.A. and BAC International Bank Inc. The largest international license banks, based on assets, are Bancolombia (Panama), S.A., Banco de Crédito del Perú and Banco de Bogotá S.A.

The following table sets forth information regarding the largest banks in Panama based on their assets at December 31, 2018 in each of three categories:

TABLE NO. 17

Largest Banking Institutions

(assets in millions of dollars)

	Total Assets
Official Banks
Banco Nacional de Panamá(1)	U.S$	9,167
Caja de Ahorros	U.S$	3,854
General License Banks(2)
Banco General, S.A.	U.S$	17,081
Banistmo, S.A.	U.S$	9,634
BAC International Bank Inc.	U.S$	8,455
International License Banks
Bancolombia (Panama), S.A.	U.S$	4,817
Banco de Crédito del Perú	U.S$	2,828
Banco de Bogotá, S.A.	U.S$	2,153
Popular Bank Ltd. Inc.	U.S$	1,233
(1)	Also considered a general license bank.
(2)	Other than BNP and Caja de Ahorros.

Source: Superintendency of Banks.

As of December 31, 2018, total assets of the banking sector were $121.5 billion, approximately 1.5% higher than U.S.$119.7 billion as of December 31, 2017. As of December 31, 2018, deposits in the banking sector were approximately U.S.$83.5 billion, approximately 1.0% lower than U.S.$84.3 billion as of the same date in 2017.

The table below sets forth information on the banking sector at December 31 for each of the years 2014 through 2018:

TABLE NO. 18

The Banking Sector (in millions of dollars)

	As of December 31,
	2014	2015	2016	2017	2018
Assets:
Liquid Assets:
Deposits in local banks	$3,525	$3,423	$3,192	$3,524	$2,930
Deposits in foreign banks	16,801	17,064	18,164	13,723	13,858
Other	1,034	1,007	1,176	1,249	1,053
Total Liquid Assets	21,360	21,493	22,533	18,496	17,840
Loans	66,044	72,547	74,893	75,470	77,213
Investments in Securities	17,553	19,631	19,948	21,579	21,690
Other assets	3,463	3,516	3,666	4,165	4,741
Total Assets	108,420	117,188	121,039	119,709	121,484
Liabilities:
Deposits:
Internal:
Official	7,641	8,623	9,047	8,443	8,090
Public	34,860	36,692	38,459	40,513	41,599
Banks	3,427	3,654	3,229	3,480	2,976
Total Internal Deposits	45,928	48,968	50,735	52,436	52,666
External:
Official	1,704	839	198	122	95
Public	23,084	25,028	24,678	22,881	22,502
Banks	7,256	8,986	10,380	8,840	8,202
Total External Deposits	32,044	34,853	35,256	31,844	30,799
Total Deposits	77,973	83,821	85,991	84,280	83,465
Obligations	16,368	18,539	18,618	17,719	19,970
Other Liabilities	2,768	2,651	2,935	3,411	3,303
Total Liabilities	97,108	105,011	107,544	105,409	106,738
Capital and Reserves	11,311	12,177	13,495	14,300	14,745
Total Liabilities and Capital	$108,420	$117,188	$121,039	$119,709	$121,484

Source: Superintendency of Banks.

Public Sector Banking Institutions

Banco Nacional de Panamá

BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. Total assets of BNP, as of December 31, 2018, were U.S.$9.1 billion, bank deposits were U.S.$1.8 billion, and net loans were U.S.$4.2 billion, of which U.S.$464.3 million were made to the public sector and U.S.$3.8 billion were made to the private sector.

As of December 31, 2018, BNP’s capital and reserves represent 45.4% of its bank deposits and 8.9% of its total assets. BNP generated gross income of U.S.$360.7 million in 2018, U.S.$334.01 million in 2017, U.S.$305.1 million in 2016, U.S.$267.8 million in 2015 and U.S.$266.4 million in 2014. BNP’s net income was U.S.$183.9 million in 2018, U.S.$160.4 million in 2017, U.S.$124.8 million in 2016, U.S.$103.1 million in 2015, U.S.$101.8 million in 2014.

As of December 31, 2018, BNP’s foreign assets were U.S.$1.7 billion, a decrease of 26% compared to U.S.$2.3 billion as of December 31, 2017.

The following table sets forth BNP’s balance sheet at December 31 for the years 2014 through 2018:

TABLE NO. 19

Banco Nacional de Panamá

Balance Sheet

(in millions of dollars)

	2014	2015	2016	2017	2018
Assets:
Cash and checks	$348.5	$195.4	$265.7	$311.0	$236.2
Bank deposits	3,791.3	3,300.2	3,643.9	2,490.9	1,783.1
Total	4,139.8	3,495.6	3,909.6	2,801.9	2,019.3
Loans:
Domestic loans:
Public sector	435.6	612.0	406.1	219.7	464.3
Private sector	2,706.0	2,832.4	3,171.1	3,421.1	3,788.1
Less provisions	(40.4)	(36.6)	(48.0)	(60.8)	(80.5)
Total (without unpaid interest net)	3,101.3	3,407.8	3,529.2	3,580.0	4,171.9
Investments:	1,872.1	2,728.2	2,749.9	3,096.9	2,637.2
Net Fixed Assets	80.5	74.3	73.6	74.1	80.1
Other Assets	82.5	82.9	89.5	90.5	102.7
Total	9,319.2	9,832.8	10,408.9	9,740.5	9,140.4
Liabilities:
Deposits	8,393.6	8,934.4	9,411.6	8,608.1	8,067.7
Other Liabilities	269.0	206.4	240.2	265.0	227.7
Total	8,662.6	9140.8	9,651.8	8,873.1	8,330.6
Capital and Reserves	656.6	692.0	757.1	867.4	809.8
Total Liabilities and Capital	$9,319.2	$9,832.8	$10,408.9	$9,740.5	$9,140.4

Source: BNP.

Caja de Ahorros, the state-owned savings bank, has 57 branches as well as 230 automated teller machines throughout Panama. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of December 31, 2018 were U.S.$3.9 billion (a 0.4% increase from 2017) and total deposits were U.S.$481.8 million (a 23% decrease from 2017). Total net loans held by Caja de Ahorros, as of December 31, 2018, were U.S.$2.8 billion (a 9.1% increase from 2017). Caja de Ahorros had net income of U.S.$46.7 million in 2018, compared to net income of U.S.$41.5 million in 2017, primarily due to increases in deposits and the loan portfolio.

Other Public Sector Institutions. The Panamanian public sector includes two other significant institutions that are not part of the banking sector. They are the agricultural development bank, Banco de Desarrollo Agropecuario (“BDA”), and the national mortgage bank, Banco Hipotecario Nacional (“BHN”). Panama created BDA to provide a source of financing for agricultural development. BDA’s activities have mainly focused on providing financing to medium and small producers. Historically, BDA has experienced significant losses. As of December 31, 2018, figures indicate that BDA had U.S.$187.1 million in net loans on its books. As of December 31, 2018, the total assets of BDA were U.S.$360.0 million. BDA had a net loss of U.S.$15.5 million in 2018. As of December 31, 2018, BHN’s net loan portfolio was U.S.$228.1 million and its total assets amounted to U.S.$306.8 million. BHN had a net loss of U.S.$4.2 million in 2018.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, La Bolsa, was created. While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$6.1 billion in 2018, La Bolsa remains a small portion of the financial services sector. Equity trades represented 3.8% of 2018 trading volume.

Interest Rates. In 2018, the average interest rate paid by Panamanian banks for one-year deposits was 2.87%, while the interest rate for personal credit transactions averaged 8.51%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 5.64% in 2018.

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) for 2018 was U.S.$5,548.5 million, an increase of U.S.$979.7 million or 21.4% from U.S.$4,568.8 million in 2017. Reinvested earnings was the source of 59.1% of FDI in 2018, which the government believes is based on continued confidence of investors in the performance shown by the Panamanian economy, and 39.4% of FDI was from other capital. Panama’s foreign direct investment (“FDI”) for 2017 was U.S.$4,568.8 million, a decrease of U.S.$297.4 million or 6.1% from U.S.$4,866.2 million in 2016. Reinvested earnings was the source of 69.3% of FDI in 2017, and 31.2% of FDI was from other capital. Of gross FDI, U.S.$402.1 million corresponds to capital invested in the CFZ in 2017, an increase of U.S.$15.1 million compared to the same period in 2016.

The following table sets forth the foreign direct investment in Panama by investor residence for the years 2013 through 2017.

TABLE NO. 23

Foreign Direct Investment in Panama by Investor Residence

		(in thousands of U.S. $)
	2013 (R)	2014 (R)	2015 (R)	2016 (P)	2017 (P)
TOTAL	3,567,175	4,458,896	4,555,989	4,866,397	4,568,453
EUROPE	(680,087)	625,136	831,965	491,310	570,831
European Union	(1,122,155)	357,292	665,121	339,564	450,936
Germany	5,832	45,378	14,443	20,731	85,358
Belgium	(154,536)	(85,863)	(8,476)	4,194	7,377
Denmark	18,691	11,830	23,897	11,080	(40,067)
Spain	(252,067)	248,409	99,076	91,775	66,608
France	(26,221)	36,311	(80,074)	(26,064)	10,053
Italy	22,566	33,843	40,167	59,320	36,619
Netherlands	60,958	108,619	398,343	(30,090)	85,757
United Kingdom	(840,235)	68,844	160,309	219,033	189,696
Sweden	13,167	(31,278)	9,969	3,052	4,649
Other Countries(1): Greece, Hungary, Austria, Poland, Portugal, and Finland	29,690	(78,800)	7,467	(13,467)	4,886
Other European Countries	442,068	267,843	166,843	151,746	119,895
Andorra	2,634	3,930	3,394	5,087	2,889
Norway	(404)	(1,357)	12	(645)	281
Switzerland	413,816	243,823	161,148	139,155	107,495
Other countries (1): Liechtenstein, Russia and Turkey	26,023	21,447	2,289	8,149	9,229
AFRICA	(340,776)	0	0	0	0
South Africa	(340,776)	0	0	0	0
AMERICA	3,998,628	4,613,932	3,476,770	3,717,569	4,569,522
North America	1,497,003	2,202,946	2,192,862	1,909,369	3,700,640
Canada	150,229	29,209	1,387,067	646,066	2,159,012
United States	750,227	2,153,566	711,220	1,277,314	746,785
Mexico	596,548	20,171	94,575	(14,010)	794,843
Central America and the Caribbean	449,630	410,546	385,301	269,135	394,571
Aruba	(1,685)	7,871	(3,400)	(6,576)	2,555
Bahamas	47,712	39,543	41,611	28,944	69,279
Barbados	3,154	1,436	(604)	(1,065)	736
Costa Rica	175,231	58,210	78,510	23,699	42,653
Cuba	322	460	(1,997)	(3,393)	(252)
El Salvador	42,321	7,653	15,983	20,386	24,073
Guatemala	19,911	21,157	29,239	44,504	14,674
Honduras	9,187	13,101	13,497	(52,669)	1,269
Jamaica	321	44,188	66,625	15,557	71,281
Nicaragua	32,337	26,814	11,958	28,356	22,570
Puerto Rico	119,123	2,881	(2,095)	(4,440)	8,277
Dominican Republic	21,278	32,536	32,637	49,034	29,207
Other countries (1): Belize, Cayman Islands, Haiti, Leeward Islands (UK), San Martin Island, Virgin Islands (USA), Trinidad and Tobago	80,199	154,696	103,337	126,797	108,249
South America	1,961,149	2,000,441	898,607	1,539,064	474,311
Argentina	15,586	(2,241)	1,071	28,961	31,950
Bolivia	74	(20)	8	(8)	135
Brazil	13,500	37,362	153,688	67,834	(221,662)
Chile	31,284	1,261	89	5,900	9,229
Colombia	1,714,862	1,162,046	659,450	929,591	348,344
Ecuador	11,967	638,408	27,793	298,221	135,064
Peru	55,950	37,238	26,442	23,568	28,084
Venezuela	117,927	126,387	30,067	184,996	143,167
ASIA	591,679	(973,520)	523,395	644,119	(638,472)
Middle and Near East	1,889	(22,195)	(2,401)	(612)	657
Israel	2,752	(22,670)	(450)	(1,153)	667
Lebanon (2)	(863)	475	(1,951)	541	(10)
Central Asia, southern and other Persian Gulf countries	(8,859)	41,646	83,815	24,824	14,664
India	(157)	(1,308)	(1,366)	2,153	1,270
Singapore	(9,970)	37,701	77,333	19,778	16,721
Other countries (1): Philippines, Pakistan, Saudi Arabia and Lebanon	1,268	5,254	7,848	2,893	(3,327)
East Asia	83,491	(992,971)	441,980	619,906	(653,793)
China, Hong Kong	135	1,780	(1,963)	4,152	6,911
China, Democratic People’s Republic of Korea (North Korea)	15,836	40,625	33,411	122,592	39,824
Republic of Korea (South of Korea)	337,222	(509,859)	313,835	276,985	(846,923)
Japan	(66,052)	(38,363)	(4,496)	(20,172)	(12,612)
Republic of China (Taiwan)	311,510	(487,153)	101,194	236,349	159,007
OTHER COUNTRIES: (1) Angola, Uruguay, Australia and South Africa(3)	(2,269)	193,348	(276,140)	13,400	66,571

Note: Totals may differ due to rounding.

(1)	Due to statistical confidentiality, countries with up to two companies making direct investments have been included in this line.
(2)

In 2013, Lebanon was included within other countries in the Central Asia, southern and other Persian Gulf countries, because it did not have the required amount of companies to preserve data confidentiality.

(3)	In 2014, South Africa was included within other countries in East Asia.
(R)	Revised data.
(P)	Preliminary data.

Source: Office of the Comptroller General.

The following table sets forth foreign direct investment in Panama by category of economic activity for the years 2013 through 2017.

TABLE NO. 24

Foreign Direct Investment in Panama by Category of Economic Activity

Category of Economic Activity	Foreign Direct Investment
	(in thousands of U.S.$)
	2013 (R)	2014 (R)	2015 (R)	2016 (P)	2017 (P)
TOTAL	3,567,175	4,458,896	4,555,989	4,866,397	4,568,453
Agriculture, cattle, hunting and forestry	33,555	(1,337)	5,600	(17,872)	3,848
Mining and quarrying	434,629	27,965	1,673,109	801,053	1,353,571
Manufacturing industries	141,747	250,109	(7,634)	254,690	169,654
Electricity, gas and water supplies	(244,621)	(21,491)	109,862	197,034	(19,279)
Construction	44,522	54,743	299,984	211,767	(98,289)
Wholesale and retail	1,417,241	1,054,196	973,664	917,227	764,716
Transport, storage and mail	307,373	1,886,438	208,695	604,188	661,508
Hotels and restaurants	131,474	47,541	87,448	255,754	32,437
Information and communication	760,460	(425,303)	402,839	245,941	1,018,135
Finance and insurance activities	491,245	1,344,172	708,605	968,859	507,280
Real estate activities	(53,362)	100,960	(67,467)	126,680	128,978
Professional, scientific and technical activities	37,809	51,607	61,595	68,300	(3,598)
Administrative activities and support services	4,930	60,813	37,033	29,190	(11,364)
Education	7,444	8,735	19,566	48,894	23,138
Social and health related services	2,169	5,885	7,896	4,792	6,070
Arts, entertainment and related activities	45,752	9,771	39,719	24,965	34,645
Other services activities	4,808	4,091	(4,522)	124,935	(2,999)

Source: Office of the Comptroller General.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In 2018, Panama registered an estimated overall deficit of U.S.$455.2 million, compared to an overall deficit of U.S.$1,296.4 million in 2017. In 2017, Panama registered an estimated overall deficit of U.S.$1,296.4 million, compared to an overall surplus in 2016 of U.S.$1,327.3 million. In 2016, Panama registered an overall surplus of U.S.$1,327.3 million, compared to an overall deficit in 2015 of U.S.$984.4 million, primarily due to increased foreign investment and a lower value of imports. In 2014, Panama registered an overall surplus of U.S.$397.0 million, compared to an overall deficit of U.S.$109.9 million in 2013.

In 2018, the current account balance recorded a deficit of U.S.$5,066.7 million, an increase of 2.55% compared to a current account deficit of U.S.$4,940.6 million for 2017. This was primarily due to a 7.5% increase in the value of imports to U.S.$23,968.6 million for 2018, compared to U.S.$22,297.9 million during 2017. In 2017, the current account balance recorded a deficit of U.S.$4,940.6 million, an increase of 6.6% compared to a current account deficit of U.S.$4,634.0 million for 2016. This was primarily due to a 7.7% increase in the value of imports to U.S.$22,297.9 million for 2017, compared to U.S.$20,699.4 million during 2016. For 2016, the current account balance recorded a deficit of U.S.$4,634.0 million, an increase of 8.4% compared to a current account deficit of U.S.$4,273.9 million in 2015, primarily due to an 7.9% decrease in the value of imports to U.S.$20,699.4 million in 2016, compared to U.S.$22,486.5 million in 2015. For 2014, the current account balance was a U.S.$6,679.3 million deficit.

For 2018, the capital and financial account balance recorded a surplus of U.S.$6,082.1 million, an increase of 21.5% compared to a capital and financial account surplus of U.S.$5,006.0 million for 2017. For 2017, the capital and financial account balance recorded a surplus of U.S.$5,006.0 million, a decrease of 38.6% compared to a capital and financial account surplus of U.S.$8,154.1 million for 2016. For 2016, the capital and financial account balance recorded a surplus of U.S.$8,154.1 million, an increase of 179.3% compared to a capital and financial account surplus of U.S.$2,919.0 million in 2015, primarily due to increased foreign investment. In 2018, foreign direct investment as calculated by the Instituto Nacional de Estadísticas y Censo de Panamá (“INEC”) recorded net inflows of U.S.$5,391.0 million, an increase of 16.4% compared to net inflows of U.S.$4,631.1 million in 2017. In 2018, foreign portfolio investment recorded net inflows of U.S.$503.2 million, compared to net inflows of U.S.$449.3 million in 2017. In 2018, other capital recorded net inflows of U.S.$165.3 million, compared to net outflows of U.S.$99.6 million in 2017. For 2014, the capital and financial account balance was a U.S.$5,416.7 million surplus.

The following table sets forth Panama’s balance of payments for the years 2014 through 2018:

TABLE NO. 25

Balance of Payments(1)

(in millions of dollars)

	2014(R)	2015(R)	2016(P)	2017(P)	2018(E)
Current Account:
Goods Trade(2)
Exports	14,971.5	12,765.4	11,687.0	12,474.3	13,355.6
Imports	(25,794.5)	(22,486.5)	(20,699.4)	(22,297.9)	(23,968.6)
Balance	(10,823.0)	(9,721.1)	(9,012.4)	(9,823.6)	(10,613.0)
Services	7,847.4	9,578.4	8,056.9	9,338.9	10,025.5
Rent(3)	(3,825.9)	(4,025.2)	(3,559.3)	(4,331.1)	(4,407.6)
Unilateral Transfers(4)	122.2	(106.0)	(119.2)	(124.8)	(71.6)
Balance	(6,679.3)	(4,273.9)	(4,634.0)	(4,940.6)	(5,066.7)
Capital and Financial Account:
Capital Account	24.2	26.9	24.0	25.2	22.6
Financial Account	5,392.5	2,892.1	8,130.1	4,980.8	6,059.5
Direct Investment	4,129.6	3,966.3	4,652.2	4,631.1	5,391.0
Portfolio Investment	183.3	(693.0)	856.3	449.3	503.2
Other Capital	1,079.6	(381.2)	2,621.6	(99.6)	165.3
Assets	(5,128.4)	(5,678.8)	642.5	3,626.8	(1,036.3)
Liabilities	6,208.0	5,297.6	1,979.1	(3,726.4)	1,201.6
Balance	5,416.7	2,919.0	8,154.1	5,006.0	6,082.1
Errors and Omissions (net)	1,659.6	370.5	(2,192.8)	(1,361.8)	(1,470.6)
Overall Surplus (Deficit)	397.0	(984.4)	1,327.3	(1,296.4)	(455.2)
Financing	(397.0)	984.4	(1,327.3)	1,296.4	455.2
Total Reserves	(1,221.7)	77.6	(608.9)	971.2	632.3
Use of IMF credit and IMF loans	—	—	—	—	—
Exceptional Financing	824.7	906.8	(718.4)	325.2	(177.1)

(P)	Preliminary figures.
(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures for years 2014 to 2018 have been calculated pursuant to the Sixth Edition of the IMF Balance of Payments and International Investment Position Manual.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers.

Source: Instituto Nacional de Estadísticas y Censo de Panamá

For information regarding Panama’s international reserves, see “Public Finance—International Reserves”.

PUBLIC SECTOR DEBT

Internal Debt

As of December 31, 2018, public sector internal debt outstanding totaled approximately U.S.$5,112.1 million, an increase of 2.6% compared to U.S.$4,983.5 million as of December 31, 2017, primarily due to the reopening of the 4.95% Treasury Bond due 2024 totaling U.S.$2,608.5 million. As of December 31, 2018, Panama’s public sector internal debt as a percentage of GDP was 7.9% (based on estimated nominal GDP of U.S.$65.1 billion for 2018), compared to 8.0% as of December 31, 2017 (based on estimated nominal GDP of U.S.$62.2 billion for 2017). As of December 31, 2018, Panama’s public sector internal debt represented approximately 19.9% of total public sector debt, compared to 21.3% as of December 31, 2017.

As of December 31, 2018, public sector entities, official banking institutions and BNP in particular held U.S.$399.2 million or 7.8% of Panama’s internal debt. The remaining U.S.$4,712.9 million or 92.2% of Panama’s internal debt was outstanding in the market and held by private creditors.

In 2018, Panama conducted one auction of Treasury Bonds due 2024 and sold U.S.$94.0 million of such securities, bringing the total outstanding amount of the security, to U.S.$1,244.5 million as of December 31, 2018. During 2018, Panama issued U.S.$385.0 million of 3.0% Treasury Notes due 2023. As of December 31, 2018, Panama has conducted eleven auctions of Treasury Bills and issued U.S.$323.0 million of such securities, all of which were outstanding at December 31, 2018.

The following table sets forth Panama’s outstanding public sector internal debt at year-end for the years 2014 through 2018:

TABLE NO. 26

Public Sector Internal Debt

(in millions of U.S. dollars)

	December 31,
	2014	2015	2016	2017	2018
Private Sector Sources:
Treasury bills (maturity up to 12 months)	$307.0	$604.0	$252.0	$288.0	$323.0
Treasury notes (maturity from 3 years to 7 years)	$1,688.0	$1,949.1	$1,942.5	$2,061.0	$1,776.4
Domestic bonds (maturity greater than 7 years)	$1,464.0	$1,464.0	$2,162.5	$2,514.5	$2,608.5
Long-term private financing	11.8	7.4	3.1	0.9	0.9
Suppliers	0.0	0.0	8.0	6.0	4.0
Total	$3,470.8	$4,024.5	$4,368.1	$4,870.4	$4,712.9
Public Sector Sources:
Official banking institutions	$408.0	$548.8	$331.6	$113.1	$399.2
Total	$408.0	$548.8	$331.6	$113.1	$399.2
Total Public Sector Internal Debt	$3,878.8	$4,573.3	$4,699.7	$4,983.5	$5,112.1

Source: Ministry of Economy and Finance.

External Debt

As of December 31, 2018, total public sector external debt (i.e., external debt of the Central Government) was U.S.$20.6 billion, an increase of U.S.$2.2 billion from December 31, 2017, due primarily to the issuance of a U.S.$1.8 billion of 4.5% Global Bonds due 2050 and disbursements of loans from multilateral agencies. Panama’s public sector external debt as a percentage of GDP was 31.6% as of December 31, 2018 (based on an estimated GDP of U.S.$65.1 billion for 2018), which represents an increase of 2.1 percentage points compared to a ratio of 29.5% as of December 31, 2017 (based on an estimated nominal GDP of U.S.$62.2 billion for 2017). As of December 31, 2018, U.S.$16.0 billion of total public sector external debt had a fixed interest rate, while U.S.$4.6 billion had a floating interest rate.

As of December 31, 2018, approximately 71.7% of total public sector external debt was owed to commercial lenders and bondholders, with 27.4% owed to multilateral institutions and 0.9% owed to bilateral lenders.

The following tables set forth the composition of public sector external debt outstanding at year-end for the years 2014 through 2018 and the scheduled amortizations for public sector external debt for each of the years indicated:

TABLE NO. 27

Public Sector External Debt (1)

(in millions of U.S. dollars)

	December 31,
	2014	2015	2016	2017	2018
Commercial banks	$1,021.4	$889.5	$744.1	$613.2	$518.0
Bonds	9,509.1	10,377.4	11,387.4	12,478.2	14,237.9
Multilateral agencies	3,575.6	4,158.2	4,564.3	5,103.7	5,635.7
Bilateral entities	246.2	223.1	206.2	194.9	183.2
Total	$14,352.2	$15,648.3	$16,901.9	$18,390.0	$20,574.8

(1)

Debt stated at its outstanding principal amount and not at trading value in the secondary market. All external debt of the Republic is funded debt. Currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate as of December 31, 2018.

Source: Ministry of Economy and Finance.

TABLE NO. 28

Public Sector External Debt Amortization

(in millions of U.S. dollars)(1)(2)

	2019	2020	2021	2022	2023-2053
Multilaterals
World Bank	83.6	86.4	87.4	81.5	924.8
IADB	179.1	196.2	221.1	225.2	2,222.2
CAF	81.1	102.8	106.2	107.4	829.8
EIB	4.6	4.6	4.6	4.6	30.5
OFID	4.7	4.7	4.7	4.7	33.1
Total	$353.1	$394.7	$424.0	$423.4	$4,040.4
Bilateral	14.9	14.9	14.9	14.9	123.6
Bonds	0.0	1,185.2	378.3	0.0	12,674.3
Commercial Debt	97.4	97.4	97.4	97.4	128.5
Total	$112.3	$1,297.5	$490.6	$112.3	$12,926.4

(1)	Projections based on outstanding balance as of December 31, 2018.
(2)	Figures include external debt guaranteed by the Republic.

Source: Ministry of Economy and Finance.

TABLES AND SUPPLEMENTARY INFORMATION

TABLE NO. 29

External Direct Debt of the Republic

Central Government

	Interest	Issue Date	Final Maturity	Amortization	December 31, 2018(1) (in millions of dollars)
MULTILATERAL ORGANIZATIONS					$5,614.4
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	3,022.5
World Bank	Various	Various	Various	Semiannually	1,263.7
European Investment Bank	Floating	Various	Various	Semiannually	49.1
Development Bank of Latin America	Floating	Various	Various	Semiannually	1,227.3
OPEC Fund for International Development	Fixed	Various	Various	Semiannually	51.9
BILATERAL ORGANIZATIONS					$183.3
Banks with Official Guarantees(2)	Various	Various	Various	Semiannually	23.2
Support Groups(2)	Fixed	Various	Various	Semiannually	0.0
Government Direct Creditors(2)	Fixed	Various	Various	Semiannually	160.1
COMMERCIAL BANKS	Various	Various	Various	Various	$518.0
GLOBAL BONDS	Various	Various	Various	Various	$14,237.8
Global 2027	8.88%	Sep 26, 1997	Sep 30, 2027	Bullet	975.0
Global 2029	9.38%	Mar 31, 1999	Apr 01, 2029	Bullet	951.4
Global 2020	10.75%	July 13, 2000	May 15, 2020	Bullet	30.7
Global 2023	9.38%	Dec 03, 2002	Jan 16, 2023	Bullet	138.9
Global 2034	8.13%	Jan 28, 2004	Apr 28, 2034	Bullet	172.8
Global 2026	7.13%	Nov 29, 2005	Jan 29, 2026	Bullet	980.0
Global 2036	6.70%	Jan 26, 2006	Jan 26, 2036	Various	2,033.9
Global 2020	5.20%	Nov 23, 2009	Jan 01, 2020	Bullet	1,154.5
Samurai 2021(3)	1.81%	Jan 26, 2011	Jan 25, 2021	Bullet	378.3
Global 2053	4.30%	Apr 29, 2013	Apr 29, 2053	Various	750.0
Global 2024	4.00%	Sept 15, 2014	Sep 22, 2024	Bullet	1,250.0
Global 2025	4.00%	Mar 11, 2015	Mar 16, 2025	Bullet	1,250.0
Global 2028	3.87%	Mar 17, 2016	Mar 17, 2028	Bullet	1,254.0
Global 2047	4.50%	May 4, 2017	May 15, 2047	Various	1,168.3
Global 2050	4.50%	Apr 9, 2018	Apr 16, 2050	Various	1,750.0
TOTAL					$20,553.5

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of December 31, 2018.
(2)	Various currencies.
(3)	Payable in Japanese Yen.

Source: Ministry of Economy and Finance.

TABLE NO. 30

External Debt Guaranteed by the Republic

Decentralized Institutions

	Interest	Issue Date	Maturity	Amortization	December 31, 2018 (1) (in millions of dollars)
Multilateral Organizations
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	$21.2
Total					$21.2

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of December 31, 2018.
(2)	Various currencies.

Source: Ministry of Economy and Finance.

TABLE NO. 31

Internal Funded Debt Securities of the Republic

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	December 31, 2018 (in millions of dollars)
Bonds
Treasury Bonds 2022	5.6%	Bullet	Jan 30, 2012	Jul 25, 2022	$399.88
Treasury Bonds 2022	5.6%	Bullet	Mar 16, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Apr 09, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	May 11, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Jun 22, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Bullet	Jul 06, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Jul 27, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Aug 17, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Bullet	Aug 24, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Aug 31, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 07, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 18, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 21, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 28, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Oct 05, 2012	Jul 25, 2022	$13.30
Treasury Bonds 2022	5.6%	Bullet	Oct 19, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Oct 26, 2012	Jul 25, 2022	$16.75
Treasury Bonds 2022	5.6%	Bullet	Nov 02, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Nov 09, 2012	Jul 25, 2022	$23.71
Treasury Bonds 2022	5.6%	Bullet	Nov 20, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Nov 23, 2012	Jul 25, 2022	$15.50
Treasury Bonds 2022	5.6%	Bullet	Nov 30, 2012	Jul 25, 2022	$25.90
Treasury Bonds 2022	5.6%	Bullet	Dec 21, 2012	Jul 25, 2022	$119.00
Total					$1,364.04
Treasury Bonds 2024	4.9%	Bullet	Nov 20, 2013	May 24, 2024	$100.00
Treasury Bonds 2024	4.9%	Bullet	June 21, 2016	May 24, 2024	$300.00
Treasury Bonds 2024	4.9%	Bullet	Jul 19, 2016	May 24, 2024	$150.00
Treasury Bonds 2024	4.9%	Bullet	Aug 01, 2016	May 24, 2024	$150.00

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	December 31, 2018 (in millions of dollars)
Treasury Bonds 2024	4.9%	Bullet	Oct 11, 2016	May 24, 2024	$98.50
Treasury Bonds 2024	4.9%	Bullet	Mar 14, 2017	May 24, 2024	$125.00
Treasury Bonds 2024	4.9%	Bullet	May 16, 2017	May 24, 2024	$32.00
Treasury Bonds 2024	4.9%	Bullet	Jun 20, 2017	May 24, 2024	$50.00
Treasury Bonds 2024	4.9%	Bullet	Jul 11, 2017	May 24, 2024	$145.00
Treasury Bonds 2024	4.9%	Bullet	Oct 09, 2018	May 24, 2024	$94.00
Total					$1,244.50
Total Treasury Bonds					$2,608.54
Notes
Treasury Notes 2021	4.9%	Bullet	Feb 04, 2014	Feb 05, 2021	$17.22
Treasury Notes 2021	4.9%	Bullet	Feb 25, 2014	Feb 25, 2021	$105.10
Treasury Notes 2021	4.9%	Bullet	Mar 18, 2014	Feb 25, 2021	$148.50
Treasury Notes 2021	4.9%	Bullet	Apr 08, 2014	Feb 25, 2021	$51.38
Treasury Notes 2021	4.9%	Bullet	Apr 22, 2014	Feb 25, 2021	$34.00
Treasury Notes 2021	4.9%	Bullet	May 13, 2014	Feb 25, 2021	$30.00
Treasury Notes 2021	4.9%	Bullet	May 20, 2014	Feb 25, 2021	$40.00
Treasury Notes 2021	4.9%	Bullet	May 27, 2014	Feb 25, 2021	$30.00
Treasury Notes 2021	4.9%	Bullet	Jun 03, 2014	Feb 25, 2021	$20.00
Treasury Notes 2021	4.9%	Bullet	Jun 10, 2014	Feb 25, 2021	$22.00
Treasury Notes 2021	4.9%	Bullet	Jun 17, 2014	Feb 25, 2021	$35.00
Treasury Notes 2021	4.9%	Bullet	Jun 24, 2014	Feb 25, 2021	$23.00
Treasury Notes 2021	4.9%	Bullet	Jul 22, 2014	Feb 25, 2021	$29.00
Treasury Notes 2021	4.9%	Bullet	Aug 05, 2014	Feb 25, 2021	$34.00
Treasury Notes 2021	4.9%	Bullet	Aug 19, 2014	Feb 25, 2021	$16.00
Treasury Notes 2021	4.9%	Bullet	Sep 02, 2014	Feb 25, 2021	$20.00
Treasury Notes 2021	4.9%	Bullet	Oct 07, 2014	Feb 25, 2021	$10.00
Total					$665.20
Treasury Notes 2019	3.0%	Bullet	Jun 02, 2015	Jun 05, 2019	$125.00
Treasury Notes 2019	3.0%	Bullet	Jul 14, 2015	Jun 05, 2019	$40.00
Treasury Notes 2019	3.0%	Bullet	Aug 4, 2015	Jun 05, 2019	$45.00
Treasury Notes 2019	3.0%	Bullet	Sep 1, 2015	Jun 05, 2019	$25.00
Treasury Notes 2019	3.0%	Bullet	Oct 6, 2015	Jun 05, 2019	$30.00
Treasury Notes 2019	3.0%	Bullet	Nov 17, 2015	Jun 05, 2019	$25.00
Treasury Notes 2019	3.0%	Bullet	Jan 19, 2016	Jun 05, 2019	$18.75
Treasury Notes 2019	3.0%	Bullet	Feb 23, 2016	Jun 05, 2019	$28.00
Treasury Notes 2019	3.0%	Bullet	Mar 15, 2019	Jun 05, 2019	$24.00
Treasury Notes 2019	3.0%	Bullet	Apr 05, 2016	Jun 05, 2019	$40.00
Treasury Notes 2019	3.0%	Bullet	May 17, 2016	Jun 05, 2019	$58.45
Treasury Notes 2019	3.0%	Bullet	Jul 05, 2016	Jun 05, 2019	$120.00
Treasury Notes 2019	3.0%	Bullet	Aug 16, 2016	Jun 05, 2019	$28.50
Total					$607.70
Treasury Notes 2023	3.0%	Bullet	Sep 26, 2017	Sep, 29, 2023	$60.00
Treasury Notes 2023	3.0%	Bullet	Oct 24, 2017	Sep, 29, 2023	$36.50
Treasury Notes 2023	3.0%	Bullet	Nov 21, 2017	Sep, 29, 2023	$22.00
Treasury Notes 2023	3.0%	Bullet	Mar 20, 2018	Sep, 29, 2023	$75.00
Treasury Notes 2023	3.0%	Bullet	May 22, 2018	Sep, 29, 2023	$50.00
Treasury Notes 2023	3.0%	Bullet	Jun 26, 2018	Sep, 29, 2023	$75.00
Treasury Notes 2023	3.0%	Bullet	Aug 21, 2018	Sep, 29, 2023	$100.00
Treasury Notes 2023	3.0%	Bullet	Sep 18, 2018	Sep, 29, 2023	$50.00
Treasury Notes 2023	3.0%	Bullet	Nov 20, 2018	Sep, 29, 2023	$35.00
Total					$503.50
Total Treasury Notes					$1,776.40

Source: Ministry of Economy and Finance